                                  SCHEDULE 14A
                                 (RULE 14A-101)
                    INFORMATION REQUIRED IN PROXY STATEMENT
                            SCHEDULE 14A INFORMATION

                  PROXY STATEMENT PURSUANT TO SECTION 14(A) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

    Filed by the Registrant / /
    Filed by a Party other than the Registrant /X/

    Check the appropriate box:
    /X/  Preliminary Proxy Statement
    / / Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
    / /  Definitive Proxy Statement
    / /  Definitive Additional Materials
    / /  Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

                                     WESTERN RESOURCES, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

                                       ADT INVESTMENTS, INC.
--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

/X/  No fee required.
/ /  Fee computed on table below per Exchange Act Rules 14a-6(i)(1)
     and 0-11.
     (1) Title of each class of securities to which transaction applies:
         -----------------------------------------------------------------------
     (2) Aggregate number of securities to which transaction applies:
         -----------------------------------------------------------------------
     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:
         -----------------------------------------------------------------------
     (4) Proposed maximum aggregate value of transaction:
         -----------------------------------------------------------------------
     (5) Total fee paid:
         -----------------------------------------------------------------------
/ /  Fee paid previously with preliminary materials.
/ / Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     (1) Amount Previously Paid:
         -----------------------------------------------------------------------
     (2) Form, Schedule or Registration Statement No.:
         -----------------------------------------------------------------------
     (3) Filing Party:
         -----------------------------------------------------------------------
     (4) Date Filed:
         -----------------------------------------------------------------------

   [LOGO]

June 12, 1997



      [LOGO]

Dear Fellow Shareholders,



Your support is urgently needed to protect your investment in Western Resources, Inc. (together with its subsidiaries, "Western") and the dividends you presently receive in respect of your shares of Western common stock, $5.00 par value (the "Western Common Stock"). For this reason, we urge that you vote "AGAINST" proposals which Western intends to submit to Western shareholders at a special meeting in connection with its hostile offer (the "Western Hostile Offer") to acquire the outstanding shares of ADT Limited ("ADT") in exchange for cash and shares of Western Common Stock. ADT is the parent company of ADT Investments, Inc. ("ADT Investments"). ADT Investments is a holder of record of 100 shares of Western Common Stock that it acquired on or about March 4, 1997.



Western has currently scheduled the special meeting for June 17, 1997, although Western may reschedule it for a later date (such meeting, or any rescheduling thereof, the "Special Meeting"). Although Western has not mailed its proxy materials for the Special Meeting to Western shareholders, Western has announced that, among the matters to be considered at the Special Meeting, there will be a proposal (the "Western Proposals") to amend Western's charter to increase the number of authorized shares of Western's common stock in order to enable Western to proceed with the Western Hostile Offer. This increase is a condition to the Western Hostile Offer.



WE ARE CIRCULATING THE ATTACHED PROXY STATEMENT TO YOU IN A PRELIMINARY FORM BECAUSE WESTERN HAS YET TO CIRCULATE ANY PROXY MATERIALS ANNOUNCING THE SPECIFIC PROPOSALS TO BE CONSIDERED AT THE SPECIAL MEETING. When Western announces the proposals to be considered at the Special Meeting, we plan to send you a revised proxy statement discussing these proposals in more detail and a proxy card to vote on these proposals.



We believe that the Western Hostile Offer poses significant risks for Western and, more importantly, for all of us as shareholders of Western. Western has described these risks in some detail in a Prospectus dated March 14, 1997 relating to the Western Hostile Offer, which was sent to ADT shareholders on or about March 17, 1997. However, we do not believe that Western has provided similar materials to you and, accordingly, you may not be fully aware of the significant risks that the Western Hostile Offer may create for you, as a Western shareholder. In support of the Western Hostile Offer, Western has commenced litigation against ADT which is described in the enclosed proxy materials. The Western litigation against ADT and the Western Hostile Offer give ADT Investments an interest in opposing the Western Proposals which may not be shared by other Western shareholders.

We also believe that these issues are of sufficient concern to Western shareholders that we are communicating with you prior to our having received and reviewed copies of Western's proxy materials for the Special Meeting. Enclosed you will find a preliminary proxy statement of ADT Investments which describes the considered views of ADT Investments on the Western Proposals. We urge you to read this carefully.

If you have any questions, please feel free to call our proxy solicitor, D.F. King, at 1-800-488-8035 (toll-free in the United States).

Very truly yours,

J. William Grant
President

              PRELIMINARY PROXY STATEMENT (SUBJECT TO COMPLETION)
                             ADT INVESTMENTS, INC.


                        NOTICE TO WESTERN SHAREHOLDERS:
 ADT INVESTMENTS, INC. IS SENDING THIS PROXY STATEMENT TO YOU IN A PRELIMINARY FORM BECAUSE WESTERN RESOURCES, INC. HAS YET TO CIRCULATE ANY PROXY MATERIALS
   ANNOUNCING THE SPECIFIC PROPOSALS TO BE CONSIDERED AT THE SPECIAL MEETING
    CURRENTLY SCHEDULED FOR JUNE 17, 1997 (WHICH WESTERN RESOURCES, INC. MAY RESCHEDULE FOR A LATER DATE). WHEN WESTERN RESOURCES, INC. ANNOUNCES THE
 PROPOSALS TO BE CONSIDERED AT THE SPECIAL MEETING, ADT INVESTMENTS, INC. PLANS TO SEND YOU A REVISED PROXY STATEMENT DISCUSSING THESE PROPOSALS IN MORE DETAIL
                  AND A PROXY CARD TO VOTE ON THESE PROPOSALS.


                    PROXY STATEMENT OF ADT INVESTMENTS, INC.
                       IN OPPOSITION TO WESTERN PROPOSALS


This proxy statement is being furnished by ADT Investments, Inc. ("ADT Investments"), a Delaware corporation and a wholly owned subsidiary of ADT Limited ("ADT"), a Bermuda corporation (ADT, together with its subsidiaries, the "ADT Group"), to our fellow shareholders of Western Resources, Inc. (together with its subsidiaries, "Western"). ADT Investments is a holder of record of 100 shares of the common stock of Western, $5.00 par value (the "Western Common Stock") that it acquired on or about March 4, 1997. In this proxy statement, ADT Investments opposes Western's solicitation of proxies (the "Western Solicitation") relating to a special meeting of Western's shareholders (or any adjournments, postponements, continuations or reschedulings thereof) presently
scheduled to be held on June 17, 1997 at [       ] [a.m./p.m.], local time, at
the [Maner Conference Center (Kansas Expocentre) located at the southeast corner of Seventeenth and Western, Topeka, Kansas] (which Western may reschedule for a later date) (such meeting, or any rescheduling thereof, the "Special Meeting"). This proxy statement is first being mailed to Western shareholders on or about June 12, 1997.


At the Special Meeting, Western's shareholders will consider and vote upon [a] proposal[s] of Western's Board of Directors (the "Western Proposal[s]"). See "Matters to be Voted upon at the Special Meeting." The Western Solicitation will be conducted pursuant to a proxy statement (the "Western Proxy Statement") to be mailed by Western to Western shareholders.

The approval of the Western Proposal[s] by Western shareholders is a condition to the hostile offer that has been launched by Western to acquire shares of ADT, the parent of ADT Investments, for a combination of cash and Western Common Stock (the "Western Hostile Offer"). If the Western Proposal[s] are approved, Western has announced its intention to proceed with the Western Hostile Offer and a subsequent merger of ADT into a subsidiary of Western. In support of the Western Hostile Offer, Western has commenced litigation against ADT. See "Certain Information Regarding the ADT Group--Certain Litigation." Because Western has filed such litigation against ADT and commenced the Western Hostile Offer, ADT has an interest in opposing the Western Proposals which conflicts with the interests of Western's management and may conflict with the interests of other Western shareholders.

For the reasons set forth below, ADT Investments believes that neither the Western Proposal[s] nor the Western Hostile Offer are in the best interests of Western or its shareholders. For this and other reasons discussed more fully below, WE RECOMMEND THAT YOU REJECT THE WESTERN PROPOSAL[S] BY CASTING A VOTE "AGAINST" THE WESTERN PROPOSAL[S] ON THE ENCLOSED WHITE PROXY CARD.

ACTION TO BE TAKEN: Enclosed is a white proxy card. ADT INVESTMENTS URGES YOU TO COMPLETE, SIGN, DATE AND RETURN THE WHITE PROXY CARD IN THE ACCOMPANYING ENVELOPE in accordance with the instructions on the card.

ADT INVESTMENTS URGES YOU NOT TO SIGN OR RETURN ANY [COLOR] PROXY CARD SENT TO YOU BY WESTERN. IF YOU HAVE PREVIOUSLY SIGNED A PROXY CARD SENT BY WESTERN, ADT INVESTMENTS URGES YOU TO SIGN, DATE AND PROMPTLY MAIL THE ENCLOSED WHITE PROXY CARD, WHICH WILL REVOKE ANY EARLIER DATED PROXY CARDS SOLICITED BY WESTERN WHICH YOU MAY HAVE SIGNED.

If you have any questions or need further assistance in voting, please contact:

                                   D.F. King
              Call 1-800-488-8035 (toll-free in the United States)

MATTERS TO BE VOTED UPON AT THE SPECIAL MEETING

THE WESTERN PROPOSAL[S]

Western has presented the following resolution[s] for consideration by its shareholders at the Special Meeting:

PROPOSAL 1. THE WESTERN SHARE AUTHORIZATION PROPOSAL.

1. RESOLVED, [TO COME]

ADT INVESTMENTS RECOMMENDS THAT YOU REJECT [EACH OF] THE WESTERN PROPOSAL[S] BY CASTING A VOTE "AGAINST" [EACH OF] THE WESTERN PROPOSAL[S] ON THE WHITE PROXY CARD ENCLOSED HEREWITH.

WHY WE BELIEVE YOU SHOULD VOTE AGAINST THE WESTERN PROPOSAL[S]

WE BELIEVE, FOR THE REASONS STATED BELOW, THAT A VOTE "AGAINST" THE WESTERN PROPOSAL[S] IS A VOTE "IN FAVOR" OF PROTECTING YOUR INVESTMENT IN WESTERN AND YOUR DIVIDENDS.


                       CONTINUED INTERFERENCE BY WESTERN
                  MANAGEMENT WITH THE ADT/TYCO MERGER MAY COST
                  WESTERN HUNDREDS OF MILLIONS IN LOST PROFITS



- The current maximum stated value of the Western Hostile Offer is only $22.50 per ADT common share. This is significantly below the current value per ADT common share in the Tyco Transaction (defined below). ADT, the company that is the subject of the Western Hostile Offer, announced on March 17, 1997 that it has entered into a business combination (the "Tyco Transaction") with Tyco International Ltd. ("Tyco") that initially valued each ADT common share at $29 per share. Based on the closing price per share of Tyco common stock of $63.25 as of June 10, 1997, the current value per ADT common share in the Tyco Transaction is approximately $30.44--and Western is offering a maximum of $22.50 per ADT common share. The Board of Directors of ADT has unanimously determined that the maximum stated value of the Western Hostile Offer is inadequate.


- Western currently owns 38,287,111 ADT common shares, which it acquired at an average price of $15.40. At current trading levels of ADT common shares, Western has already realized a profit on paper on its investment in ADT in excess of $580 million.

- If Western's management continues to pursue the Western Hostile Offer instead of supporting the Tyco Transaction, Western not only risks losing the ability to realize paper profits in excess of $580 million on its investment in ADT, but also risks creating greater uncertainty concerning Western's financial condition and its ability to continue to pay dividends at current levels.

- Rather than supporting the Tyco Transaction and realizing a profit for your company, Western's management has embarked on a misguided and expensive campaign opposing the Tyco Transaction. Western's management has:


    - commenced lawsuits challenging the Tyco Transaction; and



    - made statements to participants in the securities markets concerning supposed problems with the Tyco Transaction.



  We do not believe for one minute that Western will be successful in its effort to interfere with the Tyco Transaction. Yet, if these actions were somehow successful in stopping the Tyco Transaction, Western's management would have prevented Western from receiving profits in excess of $580 million. We find it difficult to fathom why the management of your company would deliberately spend your money to oppose the Tyco Transaction when this appears to us to be so contrary to the interests of Western and its shareholders.



- By allowing management to pursue this baffling course of conduct, Western's Board of Directors is jeopardizing an opportunity to realize a substantial profit that should be welcome news for Western. We believe that in order to fulfill its duty to Western's shareholders, the Board of Directors of Western should realize this profit opportunity. We fail to understand why Western's Board would allow Western to run up expenses opposing the Tyco Transaction when the transaction offers huge profits to Western.



- In our view, rather than opposing the Tyco Transaction and running the risk of losing a large profit, Western's management should be supporting the Tyco Transaction and protecting Western's profits--which are ultimately your profits. These funds could be used by Western to pay down debt, increase your dividend or perhaps even reduce utility rates. Western's support for the Tyco Transaction would also eliminate concerns in the marketplace about the substantial earnings dilution to Western's shareholders that would likely result from an acquisition of ADT by Western.



                     WESTERN HOSTILE OFFER POSES SIGNIFICANT
                          RISKS FOR WESTERN SHAREHOLDERS



- We believe that the Western Hostile Offer poses significant risks for Western and, more importantly, for us as shareholders of Western. Western has described these significant risks in some detail in a Prospectus dated March 14, 1997 (the "Western Prospectus") relating to the Western Hostile Offer, which was distributed to ADT shareholders on or about March 17, 1997. However, Western has not yet distributed similar materials to you and, accordingly, you may not be fully aware of the significant risks to you, as a Western shareholder posed by the Western Hostile Offer. An excerpt from the Western Prospectus describing these significant risks to Western and Western shareholders is attached hereto as Schedule A.


- Among the significant risks facing Western described in the Western Prospectus are:

    - the uncertainty of Western's ability to maintain its past practice with respect to the payment of dividends if the Western Hostile Offer were successful;

    - the dilutive effect of the Western Hostile Offer on Western's reported earnings per share in the short term;

    - the fact that the Western Hostile Offer may have a negative effect on Western's financial strength and debt rating; and

    - the uncertainty of deregulation in the electric utility industry (including, among other things, stranded costs) and, in connection with the Western Hostile offer, Western's ability to market together energy and security services on a national basis.


                       IF WESTERN WERE TO OPPOSE THE ADT/TYCO
              MERGER BY INCREASING ITS HOSTILE OFFER, THE CONSEQUENCES
                    COULD BE EVEN WORSE FOR WESTERN SHAREHOLDERS


- At the current value per ADT common share in the Tyco Transaction, the aggregate difference to ADT shareholders between the actual value of the Tyco Transaction and the maximum stated value of the Western Hostile Offer exceeds $1,400,000,000--or more than 70% of the total market value of Western's outstanding common stock.

- We believe that, even at the current maximum stated value of $22.50, the Western Hostile Offer poses significant risks for Western and for Western shareholders. If Western's management continues to pursue the Western Hostile Offer, in order to be competitive with the Tyco Transaction, Western would have to substantially increase the consideration being offered to ADT shareholders. This would necessarily involve Western's either issuing substantially more shares of Western common stock (further diluting your investment in Western) or incurring substantially more debt (further weakening Western's financial condition and its debt rating), or some combination of the two.


                    IS WESTERN MANAGEMENT WORKING TO INCREASE
                     THE VALUE OF YOUR INVESTMENT IN WESTERN?



- You should be aware that Western's management has tried to prevent ADT Investments from communicating with you by repeatedly relying on state law to refuse ADT Investments' demand for a complete list of Western shareholders. See "Certain Information Regarding the ADT Group--Certain Litigation". Ultimately, ADT Investments had to get a court order compelling Western to provide this information in order to be able to communicate with you and to apprise you of the significant risks that we believe are likely to result from the present course of action being pursued by Western's management.

- Under present management, Western's share price has languished during a period of sustained growth in the U.S. equity markets, including the S&P Utilities Index. The following chart compares the three-year relative total shareholder return among ADT, Tyco, Western, the S&P 400 and the S&P Utilities for the period May 30, 1994 through May 30, 1997:(1)


  EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                  5/30/94    5/30/97
  ADT                  100      298.7
  Tyco                 100      277.6
  S&P 400              100      199.8
  S&P Utilities        100      145.9
  Western              100        138

------------------------

(1) Source: Lotus OneSource. Total shareholder return is based on a stock price which has been adjusted for stock splits, stock dividends, cash dividends and cash equivalents and is calculated assuming reinvestment of the dividend at the closing price on the date before the ex-dividend trading date.


- Western's management, in its recently issued 1996 annual report to stockholders, proclaims that its "vision" for Western will be attained "by adding value." Over the past three years, however, this same team has failed to add much value to your investment in Western-- achieving lackluster shareholder returns relative to the U.S. equity markets, increasing borrowings and suffering a downgrade in debt rating. Indeed, the consummation of Western's announced merger with Kansas City Power & Light Company ("KCP&L") is still uncertain since, among other things, it requires regulatory approval as well as approval of the shareholders of each of Western and KCP&L. We note that, on May 16, 1997, two midwestern utilities, Northern States Power Co. and Wisconsin Energy Corp., announced the termination of their planned merger citing unexpected regulatory complications which they had encountered. Although we have no knowledge that any regulators have raised issues concerning the Western/KCP&L merger, such merger is subject to review by the Federal Energy Regulatory Commission and Western itself has stated that there can be no assurance that such approval will be obtained.

                      DEREGULATION ALREADY CREATES DIVIDEND
                      UNCERTAINTY--DO YOU REALLY NEED MORE?


- While Western has disclosed in the Western Prospectus that it believes that any legislative or regulatory plan adopted in connection with deregulation of the electric utility industry would include a plan for recovery of stranded costs, this may not, in fact, be the case. Western cites several state proposals that would permit varying degrees of recovery of stranded costs. You should be aware, however, that at least one electric utility announced earlier this year that it had suspended its dividends because of financial pressures resulting from, in part, the uncertainties caused by an order by New Hampshire utility regulators to deregulate the electric utility industry.

- Western already faces substantial uncertainty in its core utility business as a result of the possibility of deregulation of the electric utility industry and the threat of increased competition to the stability of its utility earnings. Western acknowledges that this anticipated increased competition may in the future reduce its earnings in its core utility business. Given all of the uncertainty surrounding deregulation, we do not believe it is in the interest of Western shareholders to have Western's management pursuing transactions such as the Western Hostile Offer that are likely to only create greater uncertainty and additional risks for Western shareholders.


                         YOUR CURRENT DIVIDEND IS AT RISK
                               THE CHOICE IS YOURS


WE BELIEVE YOU SHOULD VOTE "AGAINST" THE WESTERN PROPOSAL[S] AND SEND A MESSAGE TO WESTERN'S MANAGEMENT THAT YOU ARE CONCERNED ABOUT THE FUTURE OF YOUR COMPANY AND THAT YOU WANT THEM TO ACT IN A MANNER TO PROTECT YOUR INVESTMENT IN WESTERN AND YOUR CURRENT DIVIDENDS.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND WESTERN MANAGEMENT

The following table sets forth certain information, as of April 18, 1997, with respect to beneficial ownership of voting securities (determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of each of Western's directors at such time and all of the directors and executive officers at such time as a group. This information has been taken from Western's proxy statement dated April 25, 1997 for its 1997 Annual General Meeting of Shareholders. ADT Investments takes no responsibility for the accuracy or completeness of this information.


                                                                                           Amount and Nature of
Name of Beneficial Owner                                                                   Beneficial Ownership(1)
------------------------------------------------------------------------------------------------------------------
Frank J. Becker                                                                            11,333 shares(2)(3)
Gene A. Budig                                                                              1,129 shares
C.Q. Chandler                                                                              1,755 shares(3)
Thomas R. Clevenger                                                                        1,733 shares
John C. Dicus                                                                              2,333 shares(4)
John E. Hayes, Jr.                                                                         26,029 shares
David H. Hughes                                                                            839 shares
Steven L. Kitchen                                                                          7,441 shares
Carl M. Koupal                                                                             1,879 shares
Russell W. Meyer, Jr.                                                                      3,382 shares(3)
John H. Robinson                                                                           1,833 shares
John K. Rosenberg                                                                          3,259 shares
Louis W. Smith                                                                             3,333 shares
Susan M. Stanton                                                                           1,633 shares(5)
Kenneth J. Wagnon                                                                          2,885 shares
David C. Wittig                                                                            40,860 shares
All directors and executive officers as a group                                            124,675 shares


(1) Each individual and group owns less than one percent of the outstanding shares of Western Common Stock. No director or executive officer owns any equity securities of Western other than Western Common Stock. Includes beneficially owned shares held in employee savings plans and shares deferred under the Long Term Incentive and Share Award Plan.

(2) Includes 1,000 shares of Western Common Stock held in trust, of which Mr. Becker is a co-trustee with voting and investment power.

(3) Does not include stock held in trust by NationsBank Corporation, of which Mr. Meyer is a director; INTRUST Financial Corporation, of which Mr. Chandler is a director; and Douglas County Bank, of which Mr. Becker is a director.

(4) Includes 500 shares of Western Common Stock held by Mr. Dicus' spouse, not subject to his voting or investment power.

(5) Includes 800 shares of Western Common Stock held in trust, of which Ms. Stanton is a co-trustee with voting and investment power.

MISCELLANEOUS

REVOCABILITY OF WESTERN PROXY

The [COLOR] proxy card that has been sent to you by Western and that accompanies the Western Proxy Statement is revocable at any time before it is voted at the Special Meeting. Such right of revocation is not limited or subject to compliance with any formal procedure.

OUTSTANDING VOTING SHARES

Shareholders of record at the close of business on        1997, are entitled to
vote on matters to come before the Special Meeting. At the close of business on April 18, 1997, there were outstanding and entitled to vote 65,017,778 shares of Western Common Stock, par value $5 per share; 138,576 shares of Preferred Stock, 4 1/2% Series, par value $100 per share; 60,000 shares of Preferred Stock,
4 1/4% Series, par value $100 per share; and 50,000 shares of Preferred Stock, 5% Series, par value $100 per share (all of the series of the Preferred Stock collectively, the "Western Preferred Stock") (the Western Common Stock together with the Western Preferred Stock, the "Western Capital Stock").

VOTING RIGHTS AND PROCEDURES

Each share of the Western Capital Stock entitles the holder of record at the close of business on the record date of the meeting to one vote. In order for the Western Share Authorization Proposal to be approved, the affirmative vote of [a majority of all of the outstanding shares of the Western Capital Stock entitled to vote thereon] is required. Any shares not voted at the Special Meeting (whether by abstention, broker non-votes or otherwise) have the same effect as a vote against the proposal to the extent that the majority approval requirements outlined immediately above are not achieved.

INSTRUCTIONS TO HOLDERS OF COMMON STOCK WHO PARTICIPATE IN WESTERN'S DIRECT
  STOCK PURCHASE PLAN

All shares of Common Stock credited to a shareholder's account in Western's Direct Stock Purchase Plan will be voted in accordance with the specifications indicated on the form of proxy sent to the shareholder if the form of proxy is returned in a timely manner.

SOLICITATION OF PROXIES

The costs of this solicitation will be borne by ADT Investments. While no precise estimate of this cost can be made at the present time, ADT Investments
currently estimates that it will spend a total of approximately $          for
its solicitation, including expenditures for attorneys, solicitors, and public relations advisors and advertising, pricing, transportation, litigation and related expenses, but excluding the salaries and wages for regular employees and officers and the normal expenses of an uncontested proxy solicitation for the
election of directors. As of June        , 1997, ADT Investments has incurred
proxy solicitation expenses of approximately $          in connection with this
specific solicitation, excluding costs represented by salaries and wages of regular employees and officers.

In addition to the use of the mails, certain directors, officers or employees of ADT Investments and its affiliates may solicit Western's shareholders in opposition to the Western Proposal[s] by telephone, telecopy or personal contact. In particular, J. William Grant and Angela Entwistle may solicit Western's shareholders in opposition to the Western Proposal[s].

ADT Investments will pay for the cost of these solicitations, but these individuals will receive no additional compensation for these solicitation services.

ADT Investments has retained D.F. King & Co., Inc. ("D.F. King") at estimated fees of not more than $500,000, plus reasonable out-of-pocket expenses, to participate in this solicitation. ADT Investments also has agreed to indemnify D.F. King against certain liabilities and expenses. ADT Investments estimates that approximately 180 employees of D.F. King will be involved in the solicitation of Western's shareholders in opposition to the Western Solicitation on behalf of ADT Investments. ADT Investments will also reimburse brokers, fiduciaries, custodians and other nominees, as well as persons holding stock for others who have the right to give voting instructions, for reasonable out-of-pocket expenses incurred in forwarding this proxy statement and related materials to beneficial owners of the Western Capital Stock.

SHAREHOLDER PROPOSALS FOR 1998 ANNUAL MEETING OF SHAREHOLDERS

Specific proposals of shareholders intended to be presented at Western's 1998 Annual Meeting of Shareholders must comply with the requirements of the Exchange Act, Western's Articles of Incorporation, as amended, and be received by Western's Corporate Secretary for inclusion in its 1998 proxy materials by December 26, 1997. If the date of the 1998 Annual Meeting is changed by more than 30 days, Western has stated that Western shareholders will be advised promptly of such change and of the new date for submission of proposals.

OTHER DISCLOSURE

Schedule 14A of Rule 14a-101 promulgated under the Exchange Act also requests certain financial and other information with respect to the Western Share Authorization Proposal which are required by the Exchange Act to be included in the Western Proxy Statement. ADT Investments does not currently have access to this information and therefore is unable to include it herein. Without assuming responsibility for the accuracy or completeness of such information contained in the Western Proxy Statement in any way, ADT Investments directs you to the relevant portions of the Western Proxy Statement to review this disclosure.

CERTAIN INFORMATION REGARDING THE ADT GROUP

OTHER INTERESTS OF THE ADT GROUP IN THE WESTERN PROPOSAL[S]

ADT Investments is a holder of record of 100 shares of Western Common Stock. [No other entity that is a part of the ADT Group holds any shares of the Western Capital Stock.]

In addition to ADT Investments's status as a Western shareholder, the ADT Group has an interest in the outcome of the vote[s] on the Western Proposal[s] by virtue of the Western Hostile Offer. The Board of Directors of ADT (the "ADT Board") has rejected the Western Hostile Offer as inadequate and not in the best interests of either ADT or its shareholders. After the announcement of the Western Hostile Offer, ADT entered into a merger agreement with Tyco on terms that were approved by the ADT Board. The ADT Board believes that the Tyco Transaction represents a superior alternative for the shareholders of ADT than the Western Hostile Offer.

Notwithstanding the interest of the ADT Group in the outcome of the vote on the Western Proposal[s], we believe that the reasons that we have articulated for rejecting the Western Proposal[s] in this proxy statement are those that would be of concern to, and should be considered by, any reasonable Western shareholder in deciding how to vote.

CERTAIN LITIGATION

On December 18, 1996, Westar Capital, Inc. ("WCI"), a subsidiary of Western, filed a complaint in the U.S. District Court for the Southern District of Florida (the "Court") against ADT, the directors of ADT and Republic Industries, Inc. ("Republic"). The complaint alleged that ADT and its directors breached their fiduciary duties to WCI and ADT's other shareholders (i) by issuing to Republic a share purchase warrant for 15,000,000 ADT common shares (the "Republic Warrant") in connection with a proposed amalgamation with Republic entered into in July 1996 (the "Republic Merger"), (ii) by adopting the Rights Plan and (iii) by holding shares of ADT in one of ADT's subsidiaries with the intention of voting those shares as needed to entrench existing management. The complaint sought a court order (i) declaring the Republic Warrant null and void or preventing ADT and Republic from exercising their rights under the Republic Warrant, (ii) directing ADT to redeem the Rights Plan, and (iii) preventing ADT from voting the shares held by its subsidiary. On December 23, 1996, the Court entered an order dismissing the complaint without prejudice on the grounds that the complaint contained inadequate and improper allegations relating to the Court's jurisdiction over the case.

On December 27, 1996, WCI filed a second complaint with the Court which contained modified allegations relating to the Court's jurisdiction and identical substantive allegations as the prior complaint. On January 3, 1997, WCI filed an amended complaint which, in addition to the allegations made in the prior complaints, alleged that ADT and its directors have attempted to interfere with WCI's voting rights by seeking certain information from WCI pursuant to procedures established under ADT's Bye-Laws. The amended complaint sought the same relief as the prior complaints and also requested that the Court confirm WCI's voting rights.

On January 21, 1997, the Court granted WCI leave to file a second amended complaint. The second amended complaint contained the same allegations as the amended complaint and in addition alleged (i) that ADT and its directors breached their fiduciary duties by setting a July 8, 1997 date for a special general meeting of ADT shareholders requisitioned by WCI to vote on certain shareholder proposals put forth by WCI to remove the ADT Board and elect two of Western's own employees as the directors of ADT (the "ADT Special Meeting"), and
(ii) that ADT and its directors violated Section 14(d) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), by making a recommendation to ADT's shareholders regarding the tender offer without first making certain filings with the SEC. WCI asked for a court order (i) enjoining ADT from holding the ADT Special Meeting on July 8, 1997, (ii) compelling ADT to hold the ADT Special Meeting on or before March 20, 1997, and (iii) declaring that ADT had violated Section 14(d) and enjoining ADT from making any further recommendations relating to the tender offer until the required SEC filings are made.

On January 23, 1997, WCI filed a motion for a preliminary injunction asking the Court to enjoin ADT from holding the ADT Special Meeting on July 8, 1997, and compelling ADT to hold the ADT Special Meeting on or before March 20, 1997. ADT and its directors have filed papers in opposition to WCI's motion. On March 4, 1997, WCI filed a supplemental brief in support of its motion for a preliminary injunction representing that WCI is no longer seeking a special general meeting of ADT shareholders on or before March 20, 1997 on the grounds that such a meeting date would be impractical. In its supplemental brief, WCI requested that the meeting date be set 30 days after its proxy materials for the ADT Special Meeting are distributed. ADT and its directors responded to this supplemental motion. As of the date of this proxy statement, the Court has not rendered any decision with respect to plaintiff's motion for a preliminary injunction.

On January 27, 1997, ADT and its directors filed a motion to dismiss the second amended complaint based on, among other things, the Court's lack of personal jurisdiction over ADT and its directors and for failure to state a claim upon which relief can be granted. On February 21, 1997, the Court entered an order ruling that the second amended complaint did not adequately plead personal jurisdiction over the ADT defendants. On February 27, 1997, WCI filed a third amended complaint. The third amended complaint contained the same allegations as the second amended complaint and contained additional allegations relating to personal jurisdiction.

On February 19, 1997, WCI filed a motion for an expedited trial on its claims relating to the Republic Warrant and the shares of ADT held by one of ADT's subsidiaries. WCI also requested that the Court enter an order providing that it be given five days' notice before the Republic Warrant is exercised. On March 12, 1997, the Court denied that motion.

On March 11, 1997, the Court granted WCI leave to file a fourth amended complaint. The fourth amended complaint contains the same allegations as those in the third amended complaint as well as additional allegations relating to certain changes made to the Rights Plan by the First Amendment to Rights Agreement, dated as of March 3, 1997 (the "Amendment"). In addition to the relief previously requested, the fourth amended complaint seeks judicial nullification of the Amendment and a rescission of actions by ADT if shown that a subsidiary of ADT cast decisive votes as a shareholder with respect to those actions.

On March 17, 1997, ADT and its directors filed a motion to dismiss the fourth amended complaint based on, among other things, the Court's lack of personal jurisdiction over ADT and its directors and for failure to state a claim upon which relief can be granted. This motion has been fully briefed and awaits a decision of the Court. ADT and the ADT Board believe that the allegations in WCI's fourth amended complaint are without merit and intend vigorously to defend against them.

On March 24, 1997, WCI filed a motion for a preliminary injunction (i) preventing Republic from selling or transferring any of the ADT common shares issued upon the exercise of the Republic Warrant and (ii) preventing the Chairman of ADT from exercising the proxy in relation to those shares. On April 7, 1997, ADT and the ADT Board filed papers in opposition to this motion. ADT and the ADT Board believe that the motion is meritless and intend to vigorously oppose it.

On April 16, 1997, WCI filed a petition with the Supreme Court of Bermuda (the "Bermuda Court") in which WCI alleges that the Tyco Transaction has been structured in order to deprive WCI and ADT's other shareholders of their appraisal rights under Section 106 of the Bermuda Companies Act (the "Act") applicable to an amalgamation under the Act. Although ADT is acquiring Tyco in that transaction, WCI maintains that in actuality Tyco is acquiring ADT and that the transaction should be treated as an amalgamation between ADT and Tyco which would trigger appraisal rights under Bermuda law. WCI alleges that ADT's actions are oppressive and prejudicial to it. WCI asks the Bermuda Court to order that the Tyco Transaction be enjoined unless ADT's shareholders are permitted to exercise all rights they would be entitled to, including appraisal rights, if the transaction between ADT and Tyco were an amalgamation under Bermuda law. On May 29, 1997 WCI applied to the Bermuda Court to amend its petition by adding claims that certain actions by the ADT Board were in breach of the board members' fiduciary duties and damaging to the interests of ADT and ADT's shareholders including WCI, and seeking, in the alternative to the request for an order from the Bermuda Court to enjoin the Merger, an order that ADT must offer to purchase, in cash, the ADT Common Shares owned by WCI at a price equal to the consideration provided for in the Merger or, if higher, at their fair value as assessed by the Bermuda Court. In order for WCI's petition to prevail, the Bermuda Court must be of the opinion that the Tyco Transaction has been structured in a manner that is oppressive or prejudicial to the interests of WCI and that the facts would justify the making of a winding up order against ADT on the ground that it was just and equitable that ADT should be wound up, but that to wind up ADT would unfairly prejudice WCI. It is ADT's belief that one of the reasons that WCI has filed the petition seeking to enjoin the Tyco Transaction unless the Tyco Transaction is structured to provide that ADT's shareholders can exercise appraisal rights is to raise questions as to whether the Tyco Transaction will qualify for accounting treatment as a pooling of interests. However, ADT believes that the allegations in WCI's petition are without merit and intends vigorously to defend against them. On April 23, 1997, ADT filed a motion to strike out WCI's petition with the Bermuda Court on the grounds that
(i) the petition discloses no reasonable cause of action, (ii) the petition is frivolous, embarrassing and vexatious and (iii) the petition is otherwise an abuse of the process of the Bermuda Court. A hearing on the motion to strike and WCI's application to amend its petition has been scheduled for June 12 and 13, 1997.

On December 26, 1996, Charles Gachot filed a complaint in the Florida Circuit Court for the Fifteenth Judicial Circuit in Palm Beach County, Florida against ADT, certain of its present and former directors, Western and WCI. The complaint was brought on behalf of a class of all shareholders of ADT and alleges that Western and WCI have breached their fiduciary duties to ADT's shareholders by offering an inadequate price for the outstanding ADT common shares. The complaint seeks to enjoin Western and WCI from acquiring the outstanding ADT common shares. The complaint also alleges that ADT and its directors have refused to negotiate with Western and WCI and that the Republic Warrant and the Rights Plan are improper. The complaint seeks unspecified monetary relief from all defendants. ADT and the ADT Board believe that the allegations in Gachot's complaint against ADT and the directors are without merit and intend vigorously to defend against them.

On February 7, 1997, ADT Operations, Inc. ("ADT Operations"), a subsidiary of ADT, filed a complaint in the Supreme Court of the State of New York, County of New York against The Chase Manhattan Bank, N.A. ("Chase"). The complaint states that Chase has been an important lender and financial advisor to ADT Operations since 1993 and that, in the course of this business relationship, ADT Operations has disclosed confidential business information to Chase. The complaint asserts that ADT Operations and Chase expressly agreed that Chase would not aid any third party in a hostile takeover bid for ADT. The complaint alleges that Chase is currently aiding Western in its attempt to take control of ADT and that Chase's actions constitute: (i) a breach of an express agreement between Chase and ADT Operations; (ii) a breach of the implied covenant of good faith that is part of the express agreement between Chase and ADT Operations; and (iii) a breach of the fiduciary duties that Chase owes to ADT Operations. The complaint further alleges that Chase breached a confidentiality agreement with ADT Operations by providing Western with confidential and proprietary information about ADT Operations and ADT and by using such information in assessing whether to aid Western in Western's hostile takeover bid. The complaint also alleges that Chase negligently and/or fraudulently failed to disclose to ADT Operations that Chase was advising Western regarding a possible hostile takeover bid for ADT. The complaint seeks $50 million in monetary damages. The complaint also seeks to enjoin Chase from advising, funding, or participating in Western's attempts to take control of ADT and from disclosing any confidential information regarding ADT Operations and ADT. On March 3, 1997, Chase filed a motion for dismissal of ADT Operations' complaint or, alternatively, summary judgment. This motion, originally scheduled to be heard on April 11, 1997, has been adjourned and, as a result of a hearing on May 21, 1997, is under consideration on an expedited basis.

On February 7, 1997, ADT Operations filed a motion for a preliminary injunction, seeking to enjoin Chase from: (i) advising, funding, or assisting Western in its efforts to take over ADT or participating in these efforts; and (ii) using or disclosing any confidential information that ADT Operations provided to Chase. ADT Operations' motion for a preliminary injunction will be argued on June 13, 1997. In addition, ADT Operations has sought expedited discovery on issues regarding the preliminary injunction. On February 19, 1997, Chase filed papers in opposition to this motion. The motion was argued before the court on February 24, 1997 and is currently pending. As a result of a hearing held on March 25, 1997, ADT Operations was granted the right to take three depositions and obtain certain documents from Chase. As a result of a hearing held on May 21, 1997 the parties have the right to engage in documentary discovery.


On March 11, 1997, Crandon Capital Partners ("CCP") filed a complaint in the Florida Circuit Court for the Fifteenth Judicial Circuit in Palm Beach County, Florida against ADT, certain of its current and former directors, and Republic. The complaint was brought by CCP in a derivative capacity on behalf of ADT. The complaint alleges that ADT's directors breached their fiduciary duties and wasted corporate assets in connection with (i) the granting of options to certain officers of ADT in 1996, (ii) the issuance of the Republic Warrant,
(iii) the implementation of the Rights Plan and (iv) the harassment and attempted disenfranchisement of WCI. The complaint seeks an unspecified amount of damages and a court order directing ADT's directors to establish a system of internal controls to prevent repetition of the alleged breaches of fiduciary duty and corporate waste. On June 4, 1997, ADT was issued notice that CCP voluntarily dismissed its action without prejudice.



On March 28, 1997, ADT Investments served a demand on Western, pursuant to
Section 17-6510 of the Kansas General Corporation Code, that Western provide ADT Investments with, among other things, a complete record or list of stockholders of Western as of the record date for determining stockholders entitled to vote (the "Record Date") at the special meeting of Western's stockholders then scheduled for April 24, 1997 or as of a recent date if a Record Date list was not available. Such special meeting is currently scheduled for June 17, 1997, although Western may reschedule it for a later date. Western refused ADT Investments' demand. On April 8, 1997, ADT Investments filed a petition in the District Court of Shawnee County, Kansas (the "Kansas Court") for a summary order to compel Western to comply with ADT Investments' demand. On April 24, 1997, ADT Investments served an additional demand on Western, pursuant to
Section 17-6510 of the Kansas General Corporation Code, that Western provide ADT Investments with, among other things, a complete record or list of stockholders of Western as of the record date for determining stockholders entitled to vote at the annual meeting of Western's stockholders scheduled for May 29, 1997. By letter dated April 28, 1997 Western refused ADT Investments' demand.

On May 8, 1997, the Kansas Court issued a summary order directing Western to produce to ADT Investments, by May 9, 1997, the information sought in its amended petition, including a complete list of stockholders of Western. The summary order stated that the Kansas Court found that (i) ADT Investments had complied with the requirements of applicable Kansas law, (ii) ADT Investments' stated purpose for seeking the stockholder list and related records of Western was reasonably related to ADT Investments' interests as a shareholder of Western and was therefore a proper purpose under Section 17-6510 of the Kansas General Corporation Code and (iii) Western had no basis on which to refuse to permit the requested inspection. On May 9 and 12, 1997, Western furnished this information to ADT Investments.

                                   SCHEDULE A
                              WESTERN RISK FACTORS

THE FOLLOWING INFORMATION, WHICH WAS PREPARED BY WESTERN, IS TAKEN DIRECTLY FROM THE PROSPECTUS DATED MARCH 14, 1997 (THE "WESTERN PROSPECTUS") FORMING PART OF AMENDMENT NO. 4 TO THE REGISTRATION STATEMENT ON FORM S-4 DATED MARCH 14, 1997 (THE "WESTERN S-4"). NO AUTHORITY HAS BEEN SOUGHT OR RECEIVED TO QUOTE FROM, OR REFER TO, THE WESTERN S-4. WHILE ADT INVESTMENTS HAS REPRODUCED ALL OF THE RISK FACTORS FROM THE WESTERN PROSPECTUS IN THIS SCHEDULE A, NEITHER ADT NOR ADT INVESTMENTS IS AFFILIATED WITH EITHER WESTERN OR KANSAS CITY POWER & LIGHT COMPANY ("KCPL"). INFORMATION CONCERNING WESTERN AND KCPL WHICH HAS NOT BEEN MADE PUBLIC IS NOT AVAILABLE TO ADT INVESTMENTS. ALTHOUGH NEITHER ADT NOR ADT INVESTMENTS HAS ANY KNOWLEDGE THAT WOULD INDICATE THAT STATEMENTS RELATING TO WESTERN OR KCPL IN THE FOLLOWING RISK FACTORS DISCUSSION ARE INACCURATE OR INCOMPLETE, ADT INVESTMENTS WAS NOT INVOLVED IN THE PREPARATION OF SUCH INFORMATION AND STATEMENTS AND, FOR THE FOREGOING REASONS, IS NOT IN A POSITION TO VERIFY ANY SUCH INFORMATION OR STATEMENTS.

                                 "RISK FACTORS


"In addition to the other information in this Prospectus, the following are certain factors that should be considered by ADT Shareholders in evaluating the Offer and an investment in Western Resources Common Stock. This Prospectus contains forward-looking statements that involve risks and uncertainties. Western Resources' actual results may differ significantly from the results discussed in the forward looking statements. Factors that might cause such differences are discussed below.


"REGULATORY UNCERTAINTIES; CHANGING REGULATORY ENVIRONMENT; APPROVAL OF THE KCPL
  MERGER

"Electric and natural gas utilities have historically operated in a rate-regulated environment. Federal and state regulatory agencies having jurisdiction over the rates and services of Western Resources and other utilities are in the process of initiating steps that are expected to result in a more competitive environment for utilities services. Increased competition may create greater risks to the stability of utility earnings. In a deregulated environment, formerly regulated utility companies that are not responsive to a competitive energy marketplace may suffer erosion in market share, revenues and profits as competitors gain access to their service territories. This anticipated increased competition for retail electricity sales may in the future reduce Western Resources' earnings in its formerly regulated businesses.

"In addition, Western Resources' plan to market together energy and security services is dependent upon the pace of deregulation. While it is impossible to predict with certainty the time period in which such deregulation will occur, if at all, Western Resources presently anticipates that such deregulation will occur prior to the end of 1999. However, if deregulation fails to occur or does not occur as quickly as may be expected, Western Resources may be hindered in its ability to market energy and security services and such hindrance may negatively impact Western Resources' future earnings and cash flows.

"ADT Shareholders should consider that through ownership of Western Resources Common Stock they will participate in the vicissitudes of the evolving electric and natural gas utility industries and the deregulation thereof. There can be no assurance that future regulatory and legislative initiatives will not constrain Western Resources' efforts to market together energy and security services.

"In addition, consummation by Western Resources of the KCPL Merger requires the approval of certain regulatory authorities, including the FERC. Western Resources currently contemplates that the KCPL Merger could be completed in the first half of 1998; however, there can be no assurance that it will have received all requisite regulatory approvals prior to such time. Nor can there be any assurance that the KCPL Merger will be consummated or, if consummated, that it will occur by the first half of 1998.

"STRANDED COSTS

"The term "stranded costs" as it relates to capital intensive utilities has been defined as the carrying costs associated with property, plant and equipment and other regulatory assets in excess of the level which can be recovered in the competitive market in which the utility operates. Regulatory changes, including the introduction of competition, could adversely impact Western Resources' ability to recover its costs in these assets. Based upon its current evaluation of the various factors and conditions that are expected to impact future cost recovery, Western Resources believes that recovery of these costs is probable. However, there can be no assurance that such recovery will occur as the effect of competition and the amount of regulatory assets which could be recovered in a competitive environment cannot be predicted with any certainty at this time.

"The staff of the KCC has testified in Western Resources' electric rate proceeding in 1996 that "stranded costs" are not presently quantifiable. Western Resources, KCPL and ONEOK, collectively, have assets of approximately $10.7 billion, including regulatory assets aggregating approximately $1.1 billion (10.3% of total combined assets). Of this amount, $166 million is attributable to ONEOK, primarily related to take-or-pay settlements entered into with natural gas suppliers. ONEOK has disclosed that this regulatory asset is being recovered, pursuant to an order from the OCC, from a combination of a customer surcharge and transportation revenues. ADT Shareholders should note, however, that Western Resources will acquire only a 9.9% common equity ownership interest in ONEOK as a result of Western Resources' proposed strategic alliance with ONEOK. Western Resources' potential risk with respect to ONEOK's exposure would therefore be limited to its equity ownership in ONEOK. Finally, unlike the electric utility industry which is in the infant stages of deregulation, the natural gas distribution industry, in which ONEOK is a participant, has already experienced significant deregulation, thereby reducing the risk that stranded costs will occur.

"Regulatory assets of Western Resources include approximately $300 million relating to the acquisition premium paid in Western Resources' acquisition of KGE in 1992, which is currently being recovered pursuant to an order from the KCC, as well as a receivable for income tax benefits flowed through to Western Resources' customers, debt issuance costs, deferred post employment/retirement benefits and deferred contract settlement costs. Regulatory assets of KCPL include approximately $126 million at December 31, 1996 for recoverable future income taxes and a receivable from customers for income tax benefits which have been flowed-through to customers.

"Finally, Western Resources' ability to fully recover its utility plant investments in, and decommissioning costs for, generating facilities, particularly its 47% ownership interest in Wolf Creek, may be at risk in a competitive environment. This risk will increase as a result of the KCPL Merger as KCPL also presently owns a 47% undivided interest in Wolf Creek. Amounts associated with Western Resources' recovery of environmental remediation costs and long-term fuel contract costs cannot be estimated with any certainty, but also represent items that could give rise to "stranded costs" in a competitive environment. In the event that Western

Resources was not allowed to recover any of its "stranded costs," the accounting impact would be a charge to its results of operations that would be material.

"Certain states, including California, have either adopted rules or are considering rules to address stranded costs, most of which provide for the opportunity to recover stranded costs. Proposals in Connecticut, Illinois, Maine, Massachusetts, Michigan and other states have been introduced that all permit varying degrees of recovery of stranded costs, most allowing for recovery during defined interim periods for all prudently incurred costs. The Kansas legislature is presently reviewing potential proposals, but has not advanced any specific plan. Western Resources believes any legislative or regulatory plan adopted would, consistent with other state plans and the rules adopted by the FERC, include a plan for recovering stranded costs.

"BUSINESS PLAN; DIFFICULTY OF INTEGRATING ENERGY AND SECURITY BUSINESS

"As deregulation in the electric and natural gas utilities industries continues, Western Resources believes that a provider that can market additional services with energy-related services to provide customer convenience will have a market advantage. Western Resources has developed its strategy to expand its business in the deregulated marketplace and has identified the security business as a high growth industry with a product that can be marketed with energy. There can, however, be no assurance that Western Resources' business plan to market together energy and security services will be successful. The fact that Western Resources' business plan involves a market that is as yet undeveloped makes uncertain the extent to which a viable market for marketing energy and security will develop at all.

"To date, Western Resources has committed substantial capital and human resources to the security industry through Westar Security and the recent acquisition of Westinghouse Security. However, obtaining control of ADT would significantly increase the relative amount of management time and resources that Western Resources allocates to its security business. There can be no assurance that this added commitment will result in continued growth or profitability in Western Resources' security business. There can also be no assurance that Western Resources will be able to integrate successfully the operations of its existing security business with ADT. Difficulties of such assimilation will include the coordination of security operations and the integration of personnel.

"COMPARATIVELY SLOWER GROWTH THAN ADT

"Western Resources' growth has historically been slower than ADT's as such growth has been limited to the growth of Western Resources' customer base within its franchised service territory. During the past few years Western Resources' electric sales have grown at an annual rate of approximately 4%. Prior to deregulation, the only opportunity for utilities to experience significant growth was through business combinations with other regulated utilities. Such combinations presented growth opportunities within a finite market. As the energy industry deregulates, Western Resources believes that its combination of security with energy will provide Western Resources with an opportunity to achieve higher growth than could be expected in the historically regulated energy market. However, there can be no assurance that such growth will occur.

"THE EXCHANGE RATIO

"In considering whether to tender their Shares to Western Resources pursuant to the Offer, ADT Shareholders should consider that, depending on the price of Western Resources Common Stock prior to the Expiration Date, there may be certain circumstances in which the Stock Consideration paid to ADT Shareholders may be less than $12.50 in Western Resources Common Stock. Pursuant to the Offer, each Share will be exchanged for $10.00 net in cash and $12.50 of Western Resources Common Stock as long as the Western Resources Average Price is $29.75 or higher. If the Western Resources Average Price is less than $29.75, each Share will be exchanged for $10.00 net in cash and less than $12.50 in Western Resources Common Stock. ADT Shareholders should be aware that depending upon the Western Resources Average Price, the Offer Consideration paid per Share may be less than $22.50 and, depending upon the per Share price immediately prior to the Expiration Date, may represent a discount to the price per Share at the Expiration Date.

"EFFECT OF THE OFFER AND THE AMALGAMATION ON WESTERN RESOURCES' FINANCIAL STATUS

"Expansion into the high growth security business presents financial risks to Western Resources. Western Resources' earnings and cash flow may experience increased volatility due to additional business risks. Such risks include possible slower than expected growth in the security business, competitive pressures on prices and changes in technology.

"The Offer and the Amalgamation are expected to have a dilutive effect on Western Resources' reported earnings per share in the short term due to the amortization of goodwill. There can also be no assurance that the Offer and Amalgamation will not have a negative impact on Western Resources' financial strength or debt rating, including its ability to raise capital in the future. Following public announcement of Western Resources' proposal to merge with KCPL, debt of Western Resources was placed on CreditWatch with negative implications, a practice that Western Resources believes is standard with respect to companies involved in an announced merger proposal. Since public announcement of the Offer, Standard and Poors has downgraded the credit rating on Western Resources' senior secured debt from A- to BBB+. Moody's has placed Western Resources' debt on review for possible downgrade following public announcement of the Offer, but continues to rate Western Resources First Mortgage Bonds A3. Western Resources does not believe that these changes in its credit rating will materially and adversely impact the business and operations of Western Resources following the Offer and the Amalgamation. However, such changes may increase Western Resources' cost of capital on additional borrowings.

"CERTAIN DEBT INSTRUMENTS OF ADT OPERATIONS

"It is Western Resources' current view that satisfaction of the ADT Shareholder Approval Condition and the consummation of the Offer will (i) enable the holders of certain debt instruments of ADT Operations to require repurchase of the securities outstanding thereunder by ADT Operations and (ii) result in the acceleration of certain credit facilities currently available to ADT Operations. See "The Offer--Source and Amount of Funds." According to ADT's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, the total amount of outstanding debt of ADT Operations under which satisfaction of the ADT Shareholder Approval Condition could constitute a change of control was approximately $1 billion. Since it does not presently appear to be financially attractive for the holders of such debt to require the repurchase of their securities, or to accelerate credit facilities of ADT Operations, Western Resources does not currently believe that these obligations present a material risk to the liquidity of Western Resources following consummation of the Offer and the Amalgamation. Should interest rates increase, however, it may become more financially attractive for certain debt holders of ADT Operations to require the repurchase of their securities, or to accelerate credit facilities of ADT Operations. LYONS are exchangeable for Shares and such exchange could thereby potentially have a dilutive impact on, among other things, earnings per share. See "Notes to Unaudited Pro Forma Combined Financial Information."

"FINANCING OF THE OFFER AND THE AMALGAMATION

"Western Resources has received a letter from Chase Manhattan Bank and Chase in which they state that they are highly confident that they can arrange credit facilities in the amount necessary to fund payment of the Cash Consideration with Chase Manhattan Bank and other lenders. Their view is based, among other things, upon their review of the terms of the Offer, their understanding of Western Resources and public information regarding ADT, and current conditions in the banking and syndicated loan markets, and such view is subject to certain customary conditions. See "The Offer--Source and Amount of Funds." There can be no assurance, however, that Chase Manhattan Bank and Chase will be able to arrange the credit facilities necessary to fund payment of the Cash Consideration. Definitive documentation with respect to such credit facilities has not yet been negotiated. There can be no assurance that such documentation, if definitively negotiated, will not contain restrictions on Western Resources' ability to pay dividends.

"FUTURE DIVIDENDS ON WESTERN RESOURCES COMMON STOCK

"Although Western Resources does not currently anticipate any significant change with respect to its dividend practice as a result of the Offer or the Amalgamation, assuming that Western Resources' dividend remains at or above the level of its current annual indicated dividend, Western Resources presently expects that its dividend pay-out ratio will increase to approximately 100% in the first full year following consummation of the Amalgamation and will decline to approximately 75% by the third year following the Amalgamation. Assuming consummation of the Amalgamation and the KCPL Merger, Western Resources' forecasted dividend pay-out ration will be approximately 120%, including transaction costs of the KCPL Merger charged to income following consummation of the KCPL Merger, or 100%, excluding such transaction costs, in the first full year following the Amalgamation and will decline to approximately 80% by the third year following the Amalgamation. Over the past five years, Western Resources' dividend pay-out ratio has averaged approximately 77%.

"On a pro forma combined basis assuming completion of the Offer, the Amalgamation and the KCPL Merger, pro forma combined earnings plus depreciation, amortization and restructuring and non-recurring charges for the year ended December 31, 1995 and the nine months ended September 30, 1996 would have been approximately $691,000,000 and $609,000,000, respectively. On a pro forma combined basis assuming completion of the Offer, the Amalgamation and the KCPL Merger, approximately 190,000,000 shares of Western Resources Common Stock would have been outstanding during the year ended December 31, 1995 and the nine months ended September 30, 1996, in which case the total amount of cash required to pay Western Resources' annual indicated dividend of $2.10 would have been approximately $400,000,000 and $300,000,000 for the twelve and nine months, respectively. Based on publicly available information, on a pro forma combined basis assuming completion of the Offer, the Amalgamation and KCPL Merger, pro forma combined capital expenditures for the year ended September 30, 1996, respectively, would have been approximately $636,000,000 and $462,000,000. Historical pro forma combined earnings plus depreciation, amortization and restructuring and non-recurring charges and historical pro forma combined capital expenditures do not necessarily reflect future pro forma combined operating cash flows and future pro forma combined capital expenditures. If, however, future pro forma combined operating cash flows and future pro forma combined capital expenditures are similar to historical pro forma combined earnings plus deprecation, amortization and restructuring and non-recurring charges and historical pro forma combined capital expenditures, there can be no assurance that Western Resources will be able, after paying dividends consistent with historical levels, to maintain capital expenditures at historical levels without moderating their timing or amount, or from time to time funding such capital expenditures through external financing. See "Reasons for the Offer--Offer Premium and Dividend Impact."

"In the future, the Western Resources Board will set annual dividend payments at amounts which are determined to be reasonable and consistent with Western Resources' long-term strategy. However, there can be no assurance that Western Resources will maintain its past practice with respect to the payment of dividends since the declaration of future dividends will depend upon Western Resources' future earnings, the financial condition of Western Resources and other factors.

"CERTAIN TAX CONSEQUENCES OF THE OFFER AND THE AMALGAMATION

"The exchange of Shares for cash and Western Resources Common Stock pursuant to the Offer and the Amalgamation will be a taxable transaction for U.S. federal income tax purposes and may also be taxable under applicable state, local and foreign tax laws. See "The Offer--Certain Federal Income Tax Consequences." ADT Shareholders should be aware that depending upon, among other things, their particular facts and circumstances, including their basis in Shares and tax status, the value of the after-tax proceeds that they receive in the Offer and the Amalgamation may be less than $22.50. Each ADT Shareholder is urged to, and should, consult such holder's own tax advisor with respect to the specific tax consequences of the Offer and the Amalgamation to such holder."